ZENTEK LTD.

24 Corporate Court

Guelph, Ontario N1G 5G5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Zentek Ltd. (the "Corporation") will be held on Thursday, October 5, 2023, at the hour of 4:00 p.m. (Eastern time), at the Delta Guelph Hotel, 50 Stone Road West, Guelph, Ontario N1G 0A9, for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the year ended March 31, 2023, and the report of the auditors thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration;

4. to approve and confirm the omnibus long-term incentive plan of the Corporation; and

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company, at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 4:00 p.m. (Eastern time) on Tuesday, October 3, 2023, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Corporation has by resolution fixed the close of business on Friday, August 25, 2023, as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Corporation ("Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Corporation for the financial year ended March 31, 2023, and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Corporation will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Corporation's transfer agent and registrar, at https://docs.tsxtrust.com/2387. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Corporation's transfer agent and registrar, TSX Trust Company, by calling toll free at 1-866-600-5869 or by email at tsxtis@tmx.com. Requests should be received by 4:00 p.m. (Eastern time) on September 26, 2023, in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual meeting. Additional information about the Corporation and its financial statements are also available on the Corporation's profile at www.sedarplus.ca.

DATED this 28th day of August, 2023.

BY ORDER OF THE BOARD

"Dr. Francis Dubé" (signed)

Chairman, Chief Operating Officer and Director